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03015835

VF6-5-03

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S[illegible]ES
[illegible]CHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAY 27 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18248

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
(TimeCapital)
Time Capital Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Roosevelt Avenue
(No. and Street)

Port Jefferson Station (City) New York (State) 11776 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yvonne James 631-331-1400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen
(Name — *if individual, state last, first, middle name*)

67 Wall Street, #2211 (Address) New York (City) New York (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Richard G. Rohman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TimeCapital Securities Corporation, as of ~~March 31 2003~~, ~~19x~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

V. Pres

Title

Notary Public

ROSEMARY B. RABBITT
NOTARY PUBLIC, State of New York
No. 01RA6018774, Suffolk County
Term Expires 01/19/2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x Statement that no material differences exist between the audited computation of net capital and the computation of 15c3-3 reserve requirements and the broker dealers corresponding unaudited part II.

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA Quarterly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: TIMECAPITAL SECURITIES CORPORA [0013]

SEC File Number: 8- 18248 [0014]

Address of Principal Place of Business: ONE ROOSEVELT AVENUE [0020]

PORT JEFFERSON ST [0021] NY [0022] 11776-3336 [0023]

Firm ID: 6845 [0015]

For Period Beginning 04/01/2002 [0024] And Ending 03/31/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Yvonne James [0030] Phone: 516-331-1400 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: [0032] Phone: [0033]

Name: [0034] Phone: [0035]

Name: [0036] Phone: [0037]

Name: [0038] Phone: [0039]

PROCESSING
RECEIVED
MAY 27 2003
SEC MAIL
SECTION
WASH., D.C.
155

Does respondent carry its own customer accounts? Yes ( ) [0040] No ( ) [0041]

Check here if respondent is filing an audited report [x] [0042]

ASSETS

Consolidated ( ) [0198] Unconsolidated (•) [0199]

		Allowable	Non-Allowable	Total
1.	Cash	43,955 [0200]		43,955 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	91,403 [0300]	[0550]	91,403 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			

	A. Exempted securities		[0418]		
	B. Debt securities		[0419]		
	C. Options		[0420]		
	D. Other securities		503,136 [0424]		
	E. Spot commodities		[0430]		503,136 [0850]
5.	Securities and/or other investments not readily marketable:				
	A. At cost	[0130]			
	B. At estimated fair value		[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		[0460]	[0630]	0 [0880]
	A. Exempted securities	[0150]			
	B. Other securities	[0160]			
7.	Secured demand notes market value of collateral:		[0470]	[0640]	0 [0890]
	A. Exempted securities	[0170]			
	B. Other securities	[0180]			
8.	Memberships in exchanges:				
	A. Owned, at market	[0190]			
	B. Owned, at cost			1,100 [0650]	
	C. Contributed for use of the company, at market value			[0660]	1,100 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[0490]	45,474 [0680]	45,474 [0920]
11.	Other assets		[0535]	45,587 [0735]	45,587 [0930]
12.	TOTAL ASSETS		638,494 [0540]	92,161 [0740]	730,655 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	0 [1560]
	B. Other	23,460 [1115]	[1305]	23,460 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	93,166 [1205]	1,600 [1385]	94,766 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	0 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:		[1410]	0 [1720]
	from outsiders [0990]			
	C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
	1. from outsiders [1000]			
	2. Includes equity subordination (15c3-1(d)) of [1010]			
	D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]

E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	116,626 [1230]	1,600 [1450]	118,226 [1760]

Ownership Equity

			Total
21.	Sole proprietorship		[1770]
22.	Partnership (limited partners ________ [1020])		[1780]
23.	Corporations:		
	A.	Preferred stock	[1791]
	B.	Common stock	40,000 [1792]
	C.	Additional paid-in capital	397,487 [1793]
	D.	Retained earnings	174,942 [1794]
	E.	Total	612,429 [1795]
	F.	Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY		612,429 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY		730,655 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 04/01/2003 [3932] Period Ending 03/31/2003 [3933] Number of months 12 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	1,704,693 [3935]
	b.	Commissions on listed option transactions	[3938]
	c.	All other securities commissions	[3939]
	d.	Total securities commissions	1,704,693 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	[3949]
	c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts		13,927 [3952]

4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		295,077 [3975]
8.	Other revenue		6,757 [3995]
9.	Total revenue		2,020,454 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		502,955 [4115]
12.	Commissions paid to other broker-dealers		899,032 [4140]
13.	Interest expense		2,702 [4075]
a.	Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		[4195]
15.	Other expenses		622,455 [4100]
16.	Total expenses		2,027,144 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-6,690 [4210]
18.	Provision for Federal Income taxes (for parent only)		1,600 [4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a.	After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
a.	After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-8,290 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		-3,630 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- [4335A]	[4335A2]	[4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		612,429 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		612,429 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0 [3520]
	B. Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		612,429 [3530]
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	92,161 [3540]	
	B. Secured demand note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	-92,161 [3620]
7.	Other additions and/or credits (List)		

	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8. Net capital before haircuts on securities positions			520,268 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		10,063 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-10,063 [3740]
10. Net Capital			510,205 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	7,775 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	100,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	100,000 [3760]
14. Excess net capital (line 10 less 13)	410,205 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	498,542 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		116,626 [3790]
17.	Add:		
A.	Drafts for immediate credit	[3800]	
B.	Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C.	Other unrecorded amounts(List)		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19.	Total aggregate indebtedness		116,626 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	%	23 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	_ [4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	_ [4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	_ [4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	_ [4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	_ [4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	_ [4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	_ [4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	_ [4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	_ [4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	_ [4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			611,719 [4240]
	A.	Net income (loss)		-8,290 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	9,000 [4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			612,429 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

Independent Auditor's Report

Board of Directors
TimeCapital Securities Corporation

I have audited the accompanying statement of financial condition of TimeCapital Securities Corporation as of March 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TimeCapital Securities Corporation at March 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Amundsen CPA

Joseph Amundsen, CPA
New York, New York
May 16, 2003

TimeCapital Securities Corporation

Statement of Financial Condition

March 31, 2003

Assets	
Cash	$ 547,092
Receivables (Note 1)	118,133
Prepaid Expenses	18,856
Current assets	684,081
Membership in exchange (Note 1)	1,100
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $175,969 (Note 1)	45,474
	730,655
Liabilities and stockholders' equity	
Taxes payable	1,600
Accounts payable and accrued expenses	116,626
Current liabilities	118,226
Stockholders' equity	
Common stock	40,000
Additional paid-in capital	397,487
Retained earnings	174,942
Total stockholders' equity	612,429
	$ 730,655

The accompanying notes are an integral part of these financial statements.

TimeCapital Securities Corporation

Statement of Operations

For the Year Ended March 31, 2003

Revenues	
Commissions	$1,704,693
Net investment gains	13,927
Management income	295,077
Interest and dividends	6,757
	2,020,454
Expenses	
Commissions	899,032
Clearing and execution	270,099
Employee compensation and benefits	502,955
Automobile expenses	40,221
Dues and subscriptions	10,458
Rent	39,658
Telephone	22,236
Office supplies and expenses	44,599
Income tax provision	1,600
Interest expense	2,702
Other operating expenses	195,184
	2,028,744
Net (loss)	($8,290)

TimeCapital Securities Corporation

Statement of Changes in Stockholders' Equity

For the Year Ended March 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance at April 1, 2002	$ 40,000	$ 397,487	$ 174,232
Prior Period Adjustments			9,000
Net Loss			(8,290)
Balance at March 31, 2003	$ 40,000	$ 397,487	$ 174,942

The accompanying notes are an integral part of these financial statements.

TimeCapital Securities Corporation

Statement of Cash Flows

For the Year Ended March 31, 2003

Cash flows from operating activities:		
Net loss		($8,290)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	$ 24,143	
(Increase) decrease in operating assets:		
Receivables	5,170	
Prepaid expenses	1,669	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(27,404)	
Total adjustments		3,578
Net cash provided by operating activities		(4,712)
Cash flows from investing activities:		
Acquisition of property and equipment		(6,623)
Decrease in cash		(11,335)
Cash and equivalents, beginning of year		558,427
Cash and equivalents, end of year		$547,092
Supplemental disclosure:		
Interest paid		$ 2,701

The accompanying notes are an integral part of these financial statements.

TimeCapital Securities Corporation

Notes to Financial Statements

For the Year Ended March 31, 2003

1. Significant Accounting Policies

Customers' securities transactions and the related commission income and expenses are recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

Property and equipment are recorded at cost. Depreciation is computed by the straight-line method at rates adequate to allocate the cost of the applicable assets over their expected useful lives.

Leasehold improvements are amortized over the estimated useful life of the improvement or the term of the lease, whichever is shorter.

Exchange membership is carried at cost.

2. Related party transactions

The Company pays rent for office space to a related party on a month to month basis.

The Company charges a management fee to Time Capital Advisory Services, Inc. a related entity.

3. Profit Sharing Plan

The Company has a discretionary, non-contributory profit sharing plan for the benefit of certain employees.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2003, the Company was in compliance with these regulations.

5. Contingencies

The Company is the defendant in a lawsuit and a counterclaim in an arbitration which have arisen in the ordinary course of business. In the opinion of management, as concurred by counsel, the outcome of these actions will not have a material adverse effect on the Company's financial condition or results of operations.

6. Anti-Money Laundrying Program.

The Company is required to have a program to actively prevent and prohibit money laundrying and any activity that facilitates money laundrying or the funding of terrorist or criminal activities. At March 31, 2003, the Company was in compliance with this program.

Joseph Amundsen
Certified Public Acountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Independent Auditor's Report of Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
TimeCapital Securities Corporation

In planning and performing my audit of the financial statements of TimeCapital Corporation (the Company), for the year ended March 31, 2003, I considered its internal control, including its anti-money laundrying measures and control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (AI) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Amundsen CPA

Joseph Amundsen, CPA
New York, New York
May 16, 2003